SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For April, 2021
(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO – SABESP

Publicly-Held Company

Corporate Taxpayer ID (CNPJ/MF): 43.776.517/0001-80

NOMINATION OF CANDIDATES FOR MEMBERS OF THE FISCAL COUNCIL

NOTICE TO SHAREHOLDERS

Companhia de Saneamento Básico do Estado de São Paulo – Sabesp (“Company” or “Sabesp”) hereby informs its shareholders and the market in general that, pursuant to the instructions provided in the Official Letter CVM/SEP/N.º 01/2021, that the Company’s shareholder, Mr. Luiz Barsi Filho, Brazilian, married, enrolled under individual taxpayer (CPF/MF) number 006.541.838-72, resident and domiciled at Rua Líbero Badaró, 425, 16º andar, Centro, São Paulo/SP nominated Mr. Andriei José Beber, Brazilian, married, Enginieer, enrolled under individual taxpayer (CPF/MF) number 014.789.149-39 as candidate for a sitting member at the Board of Directors, and Ms. Gisélia da Silva, Brazilian, economist, single, lawyer, enrolled under individual taxpayer (CPF/MF) number 390.708.590-68, as a nominee of an alternate member of the Fiscal Council, to be included in the candidate list for the separate election of members for the Fiscal Council, pursuant to provisions of Articles 239 and 240 of Law 6.404/76, which will be resolved upon at the Company’s Extraordinary and Annual Shareholders’ meeting (“EAGM”), to be held on April 29, 2021, at 11:00 a.m., exclusively by digital means.

The information on the candidates nominated by said investor are included in Attachment I, of this notice.

São Paulo, April 15, 2021.

Rui de Britto Álvares Affonso

Chief Financial Officer and Investor Relations Officer

ATTACHMENT

INFORMATION ON THE CANDIDATES NOMINATED FOR THE BOARD OF DIRECTORS AND THE FISCAL COUNCIL (ITEMS 12.5 TO 12.10 OF THE REFERENCE FORM)

FISCAL COUNCIL
12.5(a) Name	Andriei José Beber
12.5(b) Date of Birth	11/18/1973
12.5(c) Profession	Member of The Board of Directors
12.5(d) CPF or passport number	014.789.149-39
12.5(e) Elective position occupied	Fiscal Council (sitting member)
12.5(f) Expected election date	04/29/2021
12.5(g) Expected date of office	05/11/2021
12.5(h) Office term	April/2021
12.5(i) Other positions or functions held at the issuer	Does not hold any other position or function at the issuer.
12.5(j) Proposed by the controller	No
12.5(k) Independent member / criteria used by issuer to determine independence	Not applicable.
12.5(l) Number of consecutive mandates	0
12.5(m) Information on: (i) key professional experiences during the last 5 years, indicating: (1) name and business sector of the company; (2) position; e (3) if the company is part of (i) the issuer’s economic group (ii) is controlled by a shareholder of the issuer that holds a stake, direct or indirect, equal to or greater than 5% of the same class or type of shares of the issuer; and (ii) indication of all management positions in other companies or third sector organizations	Member of the Board of Directors certified by Brazilian Institute of Corporate Governance – IBGC, with experience in Finance department, Controllership, Auditing, Strategy, Compensation and Sustainability: Professor of the Program of Executive Education – FGV Management, acting in the area of Finance and Quantitative Methods; Researcher and Consultant in the Corporate Government segment, infrastructure management and maintenance, analysis of investments and corporate finance projects. Phd in Engineering by the Universidade Federal do Rio Grande do Sul. He was a member of the Board of Directors of Centrais Elétricas de Santa Catarina/CELESC SA (2010-2015), where he coordinated the Strategic Committee and Executive Development with direct engagement in managment and performace contracts; conducted the revision process of the internal rules related to the Board of Directors and its respective committees; enthusiastic of ESG, implemented the Sustainability Committee, coordinating it during his period at CELESC. He was an alternate member of the Board of Directors at ELETROPAULO (2017-2018), where he integrated the Committee of Compensation and Personnel, directly involved in re-aligning personnel management policies due to migration to Novo Mercado. He is currently member of the Board of Directors of Tecnisa, where he coordinates the Audit Committee. Awarded as the best Brazilian professor of Finance and Quatitative Methods in 2009, 2010, 2013 and 2014. He is co-author of the books Strategic Compliance vol 1 and 2. He has more than 100 published studies published in Brazil and overseas.
12.5(n) Description of any of the following events that have occurred during the last 5 years: (i) any criminal conviction; (ii) any conviction in administrative CVM proceedings and the penalties applied; and (iii) any final and unappealable conviction, in the judicial or administrative sphere, that has suspended or disqualified the candidate to execute any professional or commercial activities.	In the last 5 years, she has not received any criminal conviction or been condemned in any CVM administrative proceeding, even if preliminary in both situations, and has not received any final and unappealable convictions within the judicial or administrative spheres, nor has been suspended or disqualified to execute any professional or commercial activities.

CONSELHO FISCAL
12.5(a) Name	Gisélia da Silva
12.5(b) Date of Birth	12/31/1961
12.5(c) Profession	Lawyer
12.5(d) CPF or passport number	390.708.590-68
12.5(e) Elective position occupied	Fiscal Council (alternate member)
12.5(f) Expected election date	04/28/2020
12.5(g) Expected date of office	05/07/2020
12.5(h) Office term	April/2021
12.5(i) Other positions or functions held at the issuer	Does not hold any other position or function at the issuer.
12.5(j) Proposed by the controller	No
12.5(k) Independent member / criteria used by issuer to determine independence	Not applicable.
12.5(l) Number of consecutive mandates	0
12.5(m) Information on: (i) key professional experiences during the last 5 years, indicating: (1) name and business sector of the company; (2) position; e (3) if the company is part of (i) the issuer’s economic group (ii) is controlled by a shareholder of the issuer that holds a stake, direct or indirect, equal to or greater than 5% of the same class or type of shares of the issuer; and (ii) indication of all management positions in other companies or third sector organizations

Professional performance of more than 20 years in large companies, in the sectors of energy, pulp and paper. Exposure in holding and subsidiary companies of distribution, generation and commercialization of energy and services. I participated in the transition of power concessionary companies from State to Private ownership, collaborating to break management paradigms and transition of the corporate culture.

Lawyer, with more than 16 years of experience in the management of Corporate Law and Governance of CPFL group. I coordinated a team of four lawyers, advising the Board of Directors, the Fiscal Board and the Management team in matters of corporate law, capital markets and corporate governance.

Deep knowledge of corporate governance, having implemented this area in the CPFL group, with support of an international consulting firm (Mckinsey). Specialist in corporate law and the capital market regulation in the highest Brazilian and North American listing segments (Novo Mercado and Level III ADRs).

Responsible for the alignment of controlling shareholders and management. I acted as facilitator, considering the needs and interests of each party, with a view to obtaining full compliance with the applicable legislation and regulation.

Participation in challenging projects, such as CPFL Energia’s IPO, in all Legal and Governance matters. I supported the process that underpinned the company's Initial Public Offering in the domestic and international markets.

Negotiation skills, political and strategic articulation, focusing on best governance practices and oriented to results. Ability of relationship and communication in the English, Portuguese and Spanish languages. Co-author of the Corporate Secretary's Toolkit, organized with support from the IFC and CSIA, which is a training program for Corporate Secretaries around the world.

A broad network with shareholders, Brazilian and international institutional investors, regulatory and self-regulatory bodies and agents. I actively participated in the discussions for the review of the Novo Mercado Listing Regulation, of the Code of Corporate Governance Best Practices issued by the Brazilian Institute of Corporate Governance (IBGC) and also the Corporate Governance Code issued by the Brazilian Association of Public Companies (ABRASCA), among others.

An IBGC Certified Board Member. I hold a post-MBA degree in the Advanced Boardroom Program for Women –

(ABP-W) at the Saint Paul Business School and international module at the University of Columbia’s Picker Center for Executive Education.

I am an instructor in several IBGC’s corporate governance courses and also a member of the Governance Secretariat Commission (Coordinator from 2010-2018).

I have a living-experience in London-UK (2 years) and Sydney-Australia (6 months).

Currently, I am a member of the Audit Committee of Grupo Pão de Açúcar – GPA, a Board Member at Eletronorte and Amazonas GT (Eletrobras subsidiary companies) and an independent member of the Integra Management Committee (governance in sports promoted by Instituto Ethos, Pacto pelo Esporte and others).

12.5(n) Description of any of the following events that have occurred during the last 5 years: (i) any criminal conviction; (ii) any conviction in administrative CVM proceedings and the penalties applied; and (iii) any final and unappealable conviction, in the judicial or administrative sphere, that has suspended or disqualified the candidate to execute any professional or commercial activities.	In the last 5 years, he has not received any criminal conviction or been condemned in any CVM administrative proceeding, even if preliminary in both situations, and has not received any final and unappealable convictions within the judicial or administrative spheres, nor has been suspended or disqualified to execute any professional or commercial activities.

12.6.       In relation to each of the persons who served as members of the board of directors or of the supervisory board in the last fiscal year, inform, in a table format, the percentage of participation in the meetings held by the respective body during the same period after taking office.

Not applicable as candidates were not part of the Company's Fiscal Council during the previous fiscal year.

12.7. Provide the information mentioned in item 12.5 with respect to members of statutory committees, as well as audit, risk, financial and compensation committees, even if such committees or structures are not statutory

Not applicable as candidates for the members of the Fiscal Council are not members of the Company's committees.

12.8. In relation to each person who served as a member of the statutory committees, as well as the audit, risk, financial and compensation committees, even if such committees or structures are not statutory, inform, in table format, the percentage of participation in the meetings held by the respective body during the same period after taking office.

Not applicable as candidates for the members of the Fiscal Council are not members of the Company's committees.

12.9       Inform the existence of a marital relationship, stable union or kinship to the second degree between the candidates and:

a.               the issuer’s management

b.	(i) the issuer’s management and (ii) the management of direct or indirect subsidiaries of the issuer;
c.	(i) the issuer’s management and the management of direct and indirect subsidiaries and (ii) direct and indirect controlling shareholders;
d.	(i) issuer’s management and (ii) the management of the issuer’s direct and indirect subsidiaries.

There are no marital relationships, stable marriages or kinship up to the second degree between the candidates and: a) the Company’s management; b) management of direct and indirect subsidiaries; c) direct and indirect controlling shareholders and d) the management of the Company’s direct or indirect subsidiaries.

12.10. Relations involving subordination, service provision or control in the last 3 fiscal years between the issuer's management and:

a.	a company directly or indirectly controlled by the issuer, except for those in which the issuer holds, directly or indirectly, its full capital stock;
b.	direct or indirect controller of the issuer;
c.	if relevant, supplier, customer, debtor or creditor of the issuer, its subsidiary or controlling companies or subsidiaries of any of these persons.

The candidates for the Fiscal Council have not been involved in any kind of subordination, services or controlling relationships with the entities mentioned in items (a), (b) and (c) above, in the last 3 fiscal years.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.
Date: April 23, 2021

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/s/ Rui de Britto Álvares Affonso
Name: Rui de Britto Álvares Affonso Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.